14040185

SEC Mail Processing Section

MAR 04 2014

Washington DC 405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11975 Westline Industrial Drive
(No. and Street)

St. Louis	Missouri	63146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. Behrens 914-220-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/27

OATH OR AFFIRMATION

I, William P. Behrens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

CYNDI LYONS
My Commission Expires
June 14, 2014
St. Charles County
Commission #10397270

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Securities, LLC

Financial Statements With Independent Auditor's Report and Accompanying Information

December 31, 2013

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Auditor's Report

To the Member of
Fulcrum Securities, LLC
St. Louis, Missouri

Report on the Financial Statements

We have audited the accompanying financial statements of Fulcrum Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND AN INDEPENDENT FIRM
ASSOCIATED WITH THE NORTH AMERICAN REGION OF MOORE STEPHENS INTERNATIONAL LIMITED
KNOWN INTERNATIONALLY AS MOORE STEPHENS BROWN SMITH WALLACE, LLC

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fulcrum Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information included in the accompanying schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 25, 2014

FULCRUM SECURITIES, LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 614,056
Commissions receivable	178,325
Due from clearing organization	277,914
Due from employees and other receivables	16,250
Deposit with clearing organization	100,000
Securities owned, marketable, at fair value	60,053
Security deposits	36,388
Prepaid expenses	111,704
Property and equipment, net	44,550
TOTAL ASSETS	$ 1,439,240
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 41,654
Accrued expenses	7,557
Commissions payable	416,640
Accrued compensation	86,113
Due to affiliate	44,750
Deferred rent	26,217
Total Liabilities	622,931
Member's Equity	816,309
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,439,240

The accompanying notes are an integral part of these financial statements.

FULCRUM SECURITIES, LLC

Statement of Income

Year ended December 31, 2013

Revenues:	
Commissions	$ 4,947,274
Principal transactions	257,601
Advisory fees	538,428
Other trading fees	955,042
Shared service income	635,821
Interest income	70,892
Sublease income	89,315
Referral fees	195,795
Other income	71,190
Total Revenues	7,761,358
Expenses:	
Employee compensation and benefits	5,717,260
Trade and execution fees	417,244
Commissions paid to other broker-dealers	107,766
Occupancy expenses	606,600
Office expenses	89,791
Communications	196,095
Insurance	38,454
Dues and subscriptions	63,979
Professional fees	183,716
Regulatory fees	92,041
Licenses and taxes	28,589
Travel and entertainment	69,087
Other expenses	67,783
Total Expenses	7,678,405
Net Income	$ 82,953

The accompanying notes are an integral part of these financial statements.

FULCRUM SECURITIES, LLC

Statement of Changes in Member's Equity
Year ended December 31, 2013

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2012	$ 4,017,491	$ (3,284,135)	$ 733,356
Net income	-	82,953	82,953
Balance at December 31, 2013	**$ 4,017,491**	**$ (3,201,182)**	**$ 816,309**

The accompanying notes are an integral part of these financial statements.

FULCRUM SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 82,953
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,814
(Increase)/decrease in operating assets:	
Commissions receivable	(91,106)
Due from clearing organization	(276,464)
Due from employees	19,993
Prepaid expenses	(17,505)
Securities owned, marketable, at fair value	2,687
Due from affiliate	114,807
Employee advance	4,554
Security deposits	(20,213)
Increase (decrease) in operating liabilities:	
Accounts payable	14,275
Accrued expenses	(2,123)
Deferred rent	5,046
Commissions payable	210,107
Due to affiliate	43,101
Accrued compensation	42,193
Due to clearing organization	(30,768)
Net cash provided by operating activities	110,351
Cash flows from investing activities:	
Purchases of property and equipment	(24,759)
INCREASE IN CASH AND CASH EQUIVALENTS	85,592
Cash and cash equivalents, beginning of year	528,464
Cash and cash equivalents, end of year	$ 614,056

The accompanying notes are an integral part of these financial statements.

Note A - Nature of Operations and Basis of Presentation

Nature of Operations

Fulcrum Securities, LLC (the "Company"), a wholly-owned subsidiary of AHM-Pivot Holdings, LLC (the "Parent Company"), formerly known as AHM-Fulcrum Holdings, LLC, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts its business on a fully-disclosed basis with other broker-dealers pursuant to clearing agreements. It operates brokerage offices in Missouri, Pennsylvania, Virginia, Florida and New York.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics with the FASB ASC.

Note B - Summary of Significant Accounting Policies

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Note B - Summary of Significant Accounting Policies (Continued)

Securities Owned

As of December 31, 2013, the Company classifies all investments as trading securities. Trading securities are carried at fair value. The resulting differences between cost and estimated fair value are reflected in current period earnings. Dividends and interest income are recognized when earned.

Commissions Receivable

Commissions receivable are uncollateralized customer and brokerage obligations due under normal trade terms. The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of commissions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated commissions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers commissions receivable to be fully collectible, therefore, an allowance for uncollectible amounts is not necessary.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as other income or expense in the year of disposition.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the terms of the related lease or the useful lives of the assets. The estimated lives for computing depreciation on property and equipment are:

Classification	Years
Computer hardware	5
Furniture	7
Leasehold Improvements	3

Note B - Summary of Significant Accounting Policies (Continued)

Recognition of Revenues

Commissions, fee income, principal transactions, and related clearing expenses are recorded on a settlement date basis as securities transactions occur. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisor based on a formal commission payout schedule maintained with each financial advisor.

The Company receives commissions from the sale of investment company shares. Revenue from commissions is recognized in the month earned. Trailing commissions are recognized when received.

Shared service income is revenue earned by the Company for the utilization of its staff and resources by an affiliate registered investment advisor, Fulcrum Advisory Services, LLC.

Other trading fees include 12b-1 fees, money market trail income and credits received by the firm from its clearing firm, Pershing, LLC and are recorded as earned.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising costs for the year totaled $639.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements in accordance with ASC 740-10, *Accounting for Income Taxes*.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Note B - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2010. As of and for the year ended December 31, 2013, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2014, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note C - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at it's clearing broker-dealer, Pershing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $100,000. This amount is included in deposit with clearing organization in the accompanying statement of financial condition.

Note D - Fair Value Measurement of Securities Owned

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note D - Fair Value Measurement of Securities Owned (Continued)

□ Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

□ Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

□ Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

The fair value of investments is measured as follows:

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
Spot Commodities Owned	$ 35,053	$ -	$ 35,053	$ -
Auction Rate Securities	25,000	-	-	25,000
Total	$ 60,053	$ -	$ 35,053	$ 25,000

Changes in fair value of the Company's Level 3 assets held is as follows:

	Level 3
December 31, 2012	$ 25,000
Transfers	-
Purchases	-
Sales	-
Realized loss	-
Unrealized loss	-
December 31, 2013	$ 25,000

The Level 3 investment is an auction rate security which is classified as a Level 3 investment as there are currently no active markets for such securities.

Note E - Property and Equipment

Property and equipment at December 31, 2013, is as follows:

Computer hardware	$21,415
Furniture	36,483
Leasehold Improvements	12,788
	70,686
Less accumulated depreciation	(26,136)
	$44,550

Depreciation expense for the year ended December 31, 2013 totaled $8,814.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2013, the Company had regulatory net capital of $536,418 which was $436,418 in excess of its required Net Capital of $100,000, and its ratio of aggregate indebtedness to net capital was 1.16 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with Pershing.

Note G - Related Party Transaction

Due from employees includes commission advances and loans to two employees. The terms of the agreements are negotiated with the employee at the time the advance or loan is provided and vary based on managements' discretion. The interest rates range from zero to six percent, the amounts are not collateralized, and payment terms vary. Amounts due from employees at December 31, 2013 are included in the accompanying statement of financial condition as due from employees.

Note G - Related Party Transaction (Continued)

Due to affiliate includes amounts due to the Parent Company for multiple lease agreements and other shared expenses. Amount due to the Parent Company at December 31, 2013 are included in the accompanying statement of financial condition as due to affiliate.

Note H -Leases

The Company leases office space under noncancelable operating leases. Future minimum lease payments at December 31, 2013 are as follows:

Years ending December 31,		
2014	$	479,691
2015		445,232
2016		211,930
2017		183,098
2018		40,067

Rent expense related to operating leases for the year ended December 31, 2013 totaled $589,152.

Note I - Retirement Plan

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. The Company made contributions of $25,724 to the plan for the year ended December 31, 2013.

Note J - Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

Note K - Contingencies

In the ordinary course of business, the Company becomes involved in legal proceedings. Management, in consultation with legal counsel, believes the ultimate resolution of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

Note L - Supplemental Cash Flow Information

Cash paid during year for:

Interest	$28,806

FULCRUM SECURITIES, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013
(See Independent Auditor's Report)

COMPUTATION OF NET CAPITAL		
Total member's equity	$	816,309
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		44,550
Commissions receivable		50,598
Due from employees		5,000
Security deposits		36,388
Prepaid expenses		111,704
Total non-allowable assets		248,240
Other charges		746
Net capital before haircuts on securities positions		567,323
Haircuts on securities:		
Other securities		30,905
Total haircuts on securities		30,905
NET CAPITAL	$	536,418
COMPUTATION OF AGGREGATE INDEBTEDNESS	$	622,931
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	436,418
Excess net capital at 1000%	$	416,418
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.16 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Fulcrum Securities, LLC and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2013 (as amended).

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Supplemental Report On Internal Control Required By SEC Rule 17a-5 For a Broker-Dealer Claiming An Exemption from SEC Rule 15c3-3

To the Member of
Fulcrum Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of Fulcrum Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 25, 2014

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

FULCRUM SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2013

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Member of
Fulcrum Securities, LLC
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the accompanying schedule with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by management and the Member of Fulcrum Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fulcrum Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Fulcrum Securities, LLC's management and Member are responsible for the Fulcrum Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the accompanying schedule either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as described in the accompanying schedule.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 25, 2014

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND AN INDEPENDENT FIRM
ASSOCIATED WITH THE NORTH AMERICAN REGION OF MOORE STEPHENS INTERNATIONAL LIMITED
KNOWN INTERNATIONALLY AS MOORE STEPHENS BROWN SMITH WALLACE, LLC

FULCRUM SECURITIES, LLC

Schedule of Procedures and Findings

December 31, 2013

1. Compared the listed assessment payments in Form SIPC-7 (as amended) with respective cash disbursement record entries from copies of the checks paid and monthly bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) (as amended) for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 (as amended) for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 (as amended) with supporting schedules and working papers such as the quarterly FOCUS reports (as amended), Pershing Product Statistics Report (settlement and trade date basis) for YTD December 31, 2013, and monthly bank statements and deposit detail, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (as amended) and in the related schedules and working papers such as the quarterly FOCUS reports (as amended), Pershing Product Statistics Report (settlement and trade date basis) for YTD December 31, 2013 and monthly bank statements and deposit detail supporting the adjustments, noting no differences.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067274 FINRA DEC
Fulcrum Securities, LLC
11975 Westline Industrial Drive
Saint Louis, MO 63146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $ 9,376

B. Less payment made with SIPC-6 filed (exclude interest) (4,799)
07/19/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,577

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,577

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,577

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fulcrum Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Finop
(Title)

Dated the 8 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 13
and ending December 31, 20 13
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 7,761,358
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		3,400,499
(2) Revenues from commodity transactions.		1,602
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		490,431
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		425
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sub Lease income		89,315
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 28,806	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		28,806
Total deductions		4,011,078
2d. SIPC Net Operating Revenues		$ 3,750,280
2e. General Assessment @ .0025		$ 9,376

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